December 12, 2013

Maxcom Announces Tender Results for
its Offer to Purchase up to $38,104,308 of
its Outstanding Step-Up Senior Notes Due 2020

Mexico City — December 12, 2013 — Maxcom Telecomunicaciones, S.A.B. de C.V. (NYSE:MXT, BMV: MAXCOM.CPO) (“Maxcom,” or the “Company”), today announced the tender results of its cash offer to purchase (the “Offer”) up to an aggregate of $38,104,308 aggregate principal amount of its outstanding Step-Up Senior Notes due 2020 (the “Notes”) from registered holders of the Notes (the “Holders”). The table below sets forth the results of the Offer, according to information provided by the depositary, as of 11:59 p.m., New York City time, on December 11, 2013, the expiration of the Offer.

	Title of Notes	CUSIP Number	Principal Amount Outstanding	Amount of Notes Tendered	Approximate Percentage of Notes Tendered
	Step-Up Senior Notes due 2020	57773AAL6	$180,353,962	$2,544,811	1.41%

Maxcom accepted for purchase and payment all Notes validly tendered prior to expiration of the Offer. Notes accepted for purchase and payment may no longer be withdrawn.

This press release is for informational purposes only and is not an offer to buy, the solicitation of an offer to sell with respect to, any of the Notes. The Tender Offer was made solely by the Company's Offer to Purchase, dated November 8, 2013.

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small, and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV, and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacán, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Rodrigo Wright

Mexico City, Mexico

(52 55) 4770-1170

rodrigo.wright@maxcom.com